MGIC Investment Corporation
J. Michael Lauer
Executive Vice President and Chief Financial Officer
April 14, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Jennifer Riegel

Re:	MGIC Investment Corporation
Registration Statement on Form S-3
File No. 333-157691
Dear Ms. Riegel:
     In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-157691) (the “Registration Statement”) of MGIC Investment Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on April 16, 2009, or as soon as practicable thereafter. The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-captioned Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
MGIC Plaza, P.O. Box 488, Milwaukee, Wisconsin 53201-0488, (414) 347-6602
TOLL FREE (800) 558-9900, FAX (414) 347-6641

Securities and Exchange Commission
April 14, 2009

     If you have any questions, please contact the undersigned at (414) 347-6602 or Jeffrey H. Lane, the Company’s Executive Vice President and General Counsel, at (414) 347-6406.

Very truly yours,
/s/ J. Michael Lauer
J. Michael Lauer
Executive Vice President and Chief Financial Officer

cc:      Jeffrey H. Lane